Exhibit 99.1

BW LPG Limited – Accelerated vesting of LTIP 2022 options

Singapore, 15 July 2024

In 2022, the Board of Directors of BW LPG Limited ("BW LPG", the "Company", OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) established a long-term incentive plan (the "LTIP 2022") for the senior management and key employees of the Company. Details of LTIP 2022 can be found at: https://www.bwlpg.com/media/press-release/bw-lpg-management-share-option-plan-ltip-2022-award-of-share-options/

Following a three-year vesting period, the first tranche of share options granted on 1 March 2022 (“Share Options 2022”) under LTIP 2022 is scheduled to vest on 1 March 2025. With the dividend-adjusted strike price now less than NOK 1, the Company’s Board of Directors has decided to grant an accelerated vesting for the 503,889 outstanding options under Share Options 2022 for the relevant participants. Therefore, these options will vest on 23 August 2024. The settlement of Share Options 2022 will be done via the delivery of the Company’s treasury shares.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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